EXHIBIT 99.1

Bezeq the Israel Telecommunication Corp. Ltd.

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

Immediate Report – Results of Special Tender Offer for 5% of the Shares of Walla! Communications Ltd. by Bezeq’s subsidiary Bezeq International Ltd.

Tel Aviv, Israel – August 26, 2010 - Bezeq The Israel Telecommunication Corp., Limited (TASE: BEZQ), Israel’s leading telecommunications provider, announced that on August 25, 2010, the special tender offer for the purchase of approximately 5% of the shares of Walla! Communications Ltd. (”Walla”) made by Bezeq International Ltd. (“Bezeq International”) had been accepted by holders of 8.8% or 4,005,011 of Walla’s outstanding shares, at a price of NIS 6.0 per share.

According to the terms of the tender offer, Bezeq will purchase 5% of Walla’s outstanding shares in the tender offer, or 2,274,299 shares of Walla, at a price of NIS 6.0 per share, or an aggregate price of approximately NIS 13.6 million.  Accordingly, the actual percentage of shares to be purchased from each of the tendering Walla shareholders to date will be 56.79% of the shares tendered by them.  Such percentage may be reduced as described below.

According to the terms of the tender offer, Walla shareholders that did not respond to the tender offer or that objected to the tender offer may tender their Walla shares during the additional four day offer period, which expires on August 29, 2010 at 14:00 (Israel time), under the same terms and conditions.  Accordingly, the actual percentage of shares to be purchased from each of the tendering Walla shareholders to date may be reduced.